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                                                                      EXHIBIT 12

                               AVISTA CORPORATION

    Computation of Ratio of Earnings to Fixed Charges and Preferred Dividend
                            Requirements Consolidated
                             (Thousands of Dollars)


                                                      12 Mos. Ended
                                                        March 31,                  Years Ended December 31
                                                                      --------------------------------------------------
                                                          1999          1998          1997          1996          1995
                                                        --------      --------      --------      --------      --------
Fixed charges, as defined:
       Interest on long-term debt                       $ 65,688      $ 66,218      $ 63,413      $ 60,256      $ 55,580
       Amortization of debt expense
         and premium - net                                 2,891         2,859         2,862         2,998         3,441
       Interest portion of rentals                         4,327         4,301         4,354         4,311         3,962
                                                        --------      --------      --------      --------      --------

           Total fixed charges                          $ 72,906      $ 73,378      $ 70,629      $ 67,565      $ 62,983
                                                        ========      ========      ========      ========      ========


Earnings, as defined:
       Net income from continuing ops                   $ 65,296      $ 78,139      $114,797      $ 83,453      $ 87,121
       Add (deduct):
         Income tax expense                               35,656        43,335        61,075        49,509        52,416
         Total fixed charges above                        72,906        73,378        70,629        67,565        62,983
                                                        --------      --------      --------      --------      --------

           Total earnings                               $173,858      $194,852      $246,501      $200,527      $202,520
                                                        ========      ========      ========      ========      ========


Ratio of earnings to fixed charges                          2.38          2.66          3.49          2.97          3.22


Fixed charges and preferred dividend requirements:
       Fixed charges above                              $ 72,906      $ 73,378      $ 70,629      $ 67,565      $ 62,983
       Preferred dividend requirements (2)                20,035        13,057         8,261        12,711        14,612
                                                        --------      --------      --------      --------      --------

           Total                                        $ 92,941      $ 86,435      $ 78,890      $ 80,276      $ 77,595
                                                        ========      ========      ========      ========      ========


Ratio of earnings to fixed charges
  and preferred dividend requirements                       1.87          2.25          3.12          2.50          2.61



(1) Preferred dividend requirements have been grossed up to their pre-tax level.